The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457

October 17, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention:  Mara Ransom
                    Assistant Director

Re:          Youngevity International, Inc.
Registration Statement on Form S-1
Filed October 3, 2014
File No. 333-199163

Dear Ms. Ransom:

Thank you for your October 15, 2014 letter regarding Youngevity International, Inc. (“YGYI”).  In order to assist you in your review of YGYI’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 1 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Certain Relationships and Related Transactions, Director Independence, page 60

Related-Party Transactions of the Company, page 60

1. We note that Douglas Briskie and Maida Hope Briskie are selling security holders.  As immediate family members of your Chief Financial Officer, David Briskie, these two shareholders seem to qualify as related persons under Item 404 of Regulation S-K.  Please revise your disclosures to include the information required by Item 404(a) of Regulation S-K in connection with the issuance of securities to Mr. Briskie’s brother and mother.

Response: We have updated our disclosure to include information required by Item 404(a) of Regulation S-K with regard to Douglas Briskie and Maida Briskie.

Securities and Exchange Commission
October 17, 2014

2. We note that your Chief Executive Officer, Stephan Wallach, has personally guaranteed $4,750,000 of convertible notes.  Per Item 404 of Regulation S-K, related-party transactions include guarantees of indebtedness.  Please revise your disclosures to include the related-party guarantee of the convertible notes by Mr. Wallach.

Response: We have revised our disclosures to include the related-party guarantee of the convertible notes by Mr. Wallach.

* * *

YGYI acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility.  YGYI acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  YGYI acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow
Enclosures

cc: Youngevity International, Inc.